UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

______________________

CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

______________________

CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

______________________

Series C Cumulative Redeemable Preferred Stock
Series B Cumulative Redeemable Preferred Stock
(Titles of Classes of Securities)

150602407
(CUSIP Number of Series B Cumulative Redeemable Preferred Stock)

150602506
(CUSIP Number of Series C Cumulative Redeemable Preferred Stock)

______________________

M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

______________________

With a copy to:

David E. Brown, Jr.
Bhanu Mathur
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2025, as amended by Amendment No. 1 filed on March 5, 2025 (as supplemented or amended from time to time, the “Schedule TO”) by Cedar Realty Trust, Inc. (the “Company”), a Maryland corporation, in relation to the Company’s offers to purchase up to an aggregate amount paid of $9,500,000 of (i) up to 584,615 shares of the Company’s 6.50% Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”) for a purchase price of $16.25 per share, in cash (the “Series C Offer”), and (ii) up to 535,211 shares of the Company’s 7.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Shares”) for a purchase price of $17.75 per share, in cash (the “Series B Offer”), each less any applicable withholding taxes and without interest. The Series C Offer and Series B Offer are together referred to as the “Offers,” and each, an “Offer.”

Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery, and all other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference.

Items 1 through 11 of the Schedule TO are amended as described below.

Cover Pages of the Offer to Purchase

The following is inserted after the first paragraph:

The Series C Offer expired on March 21, 2025. The Series B Offer was extended until 5:00 p.m., New York City time, on April 4, 2025. Following the expiration of the Series C Offer, the Maximum Aggregate Purchase Amount was increased by $10,000,000, to $19,500,000, such that up to 563,380 Series B Shares may be purchased in the Series B Offer. “Maximum Aggregate Purchase Amount” shall be amended to mean $19,500,000 and “Series B Share Cap” shall be amended to mean 563,380 Series B Shares.

The bolded sentence after the third paragraph is deleted in its entirety and replaced with the following:

THE OFFERS ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE SERIES B OFFER IS, HOWEVER, SUBJECT TO RECEIPT OF FINANCING AND CERTAIN OTHER CONDITIONS. SEE SECTION 7 UNDER “THE OFFERS.”

Summary Term Sheet in the Offer to Purchase

The following sentence is added after the first paragraph under the heading “How many Shares will we purchase in the Offers?”

Following the expiration of the Series C Offer, the Maximum Aggregate Purchase Amount was increased by $10,000,000, to $19,500,000, such that up to 563,380 Series B Shares may be purchased in the Series B Offer.

The second sentence of the last paragraph under the heading “How many Shares will we purchase in the Offers?” is deleted in its entirety and replaced with the following:

The Offers are not conditioned on any minimum number of shares being tendered. The Series B Offer is, however, subject to the receipt of financing and certain other conditions.

The following sentence is added to the end of the first paragraph under the heading “How were the Series C Share Price and the Series B Share Price Determined?”

On March 23, 2025, our Board of Directors authorized an increase in the aggregate amount paid of $10,000,000, for a Maximum Aggregate Purchase Amount of $19,500,000, and to extend the Series B Offer as described herein.

The paragraph under the heading “How will we pay for the Shares purchased in the Offers?” is deleted in its entirety and replaced with the following:

The maximum aggregate amount paid for Shares purchased in the Offers will be $19,500,000. We intend to pay for the Shares and all fees and expenses applicable to the Offers with a combination of available cash and funds borrowed by the Company pursuant the Binding Loan Commitment (defined below) from KeyBank. Available cash includes net proceeds from our sale of a retail center located in Webster, Massachusetts on February 11, 2025. See Section 1 under “The Offers.”

The first paragraph under the heading “How long do I have to tender my Shares?” is deleted in its entirety and replaced with the following:

You may tender your Shares until the Offers expire. The Offers will each expire at 5:00 p.m., New York City time, on March 21, 2025, unless we extend or earlier terminate either or both of the Offers. The Series C Offer expired at 5:00 p.m., New York City time on March 21, 2025, and the Series B Offer was extended until 5:00 p.m., New York City time on April 4, 2025. See Section 1 and Section 14 under “The Offers.”

The following bullet point is added to the end of the list under the heading “Are there any conditions to the Offers?”

•        With respect to the Series B Offer, that the Company receives funds pursuant to the Binding Loan Commitment (the “Funding Condition”).

Introduction to the Offer to Purchase

The following sentence is added to the end of the second paragraph:

Following the expiration of the Series C Offer, the Maximum Aggregate Purchase Amount was increased to $19,500,000, such that up to 563,380 Series B Shares may be purchased in the Series B Offer.

The fourth paragraph is deleted in its entirety and replaced with the following:

THE OFFERS ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE SERIES B OFFER IS, HOWEVER, SUBJECT TO RECEIPT OF FINANCING AND CERTAIN OTHER CONDITIONS. SEE SECTION 7 UNDER “THE OFFERS.”

Section 1 of The Offers in the Offer to Purchase

The following is added after the second paragraph:

The Series C Offer expired on March 21, 2025. The Series B Offer was extended until 5:00 p.m., New York City time, on April 4, 2025. Following the expiration of the Series C Offer, the Maximum Aggregate Purchase Amount was increased by $10,000,000, to $19,500,000, such that up to 563,380 Series B Shares may be purchased in the Series B Offer.

The last paragraph before “Priority of Purchasers” is deleted in its entirety and replaced with the following:

The Offers are not conditioned on any minimum number of shares being tendered. The Series B Offer is, however, subject to the receipt of financing and certain other conditions. See Section 7 under “The Offers.”

Section 7 of The Offers in the Offer to Purchase

The first sentence of the first paragraph is deleted in its entirety and replaced with the following:

The Offers are not conditioned on any minimum number of Shares being tendered.

The following bullet point is added to the end of the list:

•        With respect to the Series B Offer, we will not be required to accept for payment, purchase or pay for any Series B Shares tendered if the Funding Condition is not satisfied.

Section 9 of The Offers in the Offer to Purchase

The paragraphs in this section are deleted in their entirety and replaced with the following:

Assuming the Offers are fully subscribed, the aggregate amount paid for the Shares will be approximately $19,500,000. We expect to fund the purchase of Shares in the Series C Offer, including related fees and expenses, with available cash, which includes net proceeds from our sale of a retail center located in Webster, Massachusetts on February 11, 2025. We expect to fund the purchase of Shares in the Series B Offer, including related fees and expenses, with a combination of borrowings by the Company and available cash. On March 24, 2025, the Company’s subsidiary, Cedar Realty Trust Partnership, LP, entered into a Commitment Letter with KeyBank National Association (“KeyBank”) for a $10 million senior unsecured term loan to be fully funded at closing (the “Binding Loan Commitment”). The term of the loan is nine months, with an option to extend the term for three months, subject to certain conditions and the payment of an extension fee. The interest rate under the loan will be the 30-day Secured Overnight Funding Rate (“SOFR”) plus 1.30% or the Base Rate (as defined in the Commitment Letter) plus 0.30%, at the election of the borrower. The loan will be guaranteed by the Company and by Wheeler Real Estate Investment Trust, Inc. (“Wheeler”), the Company’s parent company, with the Wheeler guarantee secured by $10 million in cash pledged as collateral. KeyBank’s funding of the Binding Loan Commitment is a binding obligation subject only to customary conditions, including the execution by the parties of definitive loan documentation, the payment of all fees and expenses and the absence of any material adverse change in the business or financial condition of the borrower or the guarantors. The Company plans to repay or finance the loan from operations and the proceeds from asset sales. The Company has no alternative financing arrangements for the purchase of the Shares in the Series B Offer other than those described above. If we do not timely obtain funding under the Binding Loan Commitment, we intend to seek alternative sources of funding for the purchase of the Shares in the Series B Offer.

Section 10 of The Offers in the Offer to Purchase

The following is added to the end of Section 10:

Litigation Involving Former Directors of the Company

Preferred stockholders of the Company have filed a putative class action suit against the directors of the Company (collectively, the “Former Directors”) prior to its August 2022 merger (the “Merger”) with a Wheeler subsidiary in the Circuit Court for Montgomery County, Maryland captioned Anthony Aquino, et al. v. Bruce Schanzer, et al., Case No.: C-15-CV-25-000731 (the “Aquino Action”). The Aquino Action alleges that the Former Directors breached their fiduciary duties to the Company’s preferred stockholders through the Merger. The claims in the Aquino Action mirror the fiduciary duty breach claims that were a subject of the putative class action complaint entitled Kim, et al., v. Cedar Realty Trust, Inc., et al. (the “Kim Action”), which was dismissed with prejudice in 2023 by the United States District Court for the District of Maryland. The dismissal was affirmed on appeal to the United States Court of Appeals for the Fourth Circuit in 2024. The Aquino Action alleges that the courts in the Kim Action misinterpreted Maryland law on fiduciary duties to preferred stockholders and that the later repurchases by the Company of its preferred stock are further evidence to support their assertion that the Former Directors breached their alleged duty to the Company’s preferred stockholders through the Merger. Neither the Company nor Wheeler have been sued in the Aquino Action.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On March 24, 2025, the Company issued a press release announcing the preliminary results of the Series C Offer and the extension of the Series B Offer and increase in the number of Series B Shares that may be purchased. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated February 21, 2025.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(5)(i)	Current Report on Form 8-K of Cedar Realty Trust, Inc., filed on February 21, 2025 (incorporated by reference to such filing).
(a)(5)(ii)	Press release dated March 24, 2025.
(b)(i)	Commitment Letter, dated as of March 24, 2025 by and between KeyBank National Association and Cedar Realty Trust Partnership, LP.**
107	Filing Fee Exhibit.

____________

*        Previously Filed

**      Certain portions of this exhibit have been omitted.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer

Dated: March 24, 2025

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